1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

Richard Horowitz

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

November 25, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	Bain Capital Specialty Finance, Inc.
Registration Statement on Form N-2 (the “Registration Statement”)

Ladies and Gentlemen:

Enclosed for filing on behalf of Bain Capital Specialty Finance, Inc. (the “Fund”), a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, is the Fund’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended.

This filing is for the registration and issuance of common and preferred shares of beneficial interest, $0.001 par value per share, of the Fund (the “shares”), subscription rights to purchase shares, debt securities, warrants representing rights to purchase share or debt securities, units, and any follow-on offering in accordance with the Registration Statement (the “Offerings”). The approximate date of the proposed Offerings will be from time to time after the effective date of the Registration Statement.

We hereby request that the SEC and its staff afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 and Investment Company Act Release No. 13768 in respect of the new disclosures only. There have been no material changes in the Company’s investment strategy or other disclosures regarding its associated risks. As a result, the disclosures contained in the Registration Statement are substantially similar to the disclosures contained in the Company’s registration statement on Form N-2, filed on May 5, 2020 in connection with the Company’s rights offering.

If you have any questions relating to this filing, please do not hesitate to contact me at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz